Exhibit 20

NEWS FROM TAYLOR DEVICES, INC.
SHAREHOLDER LETTER, SPRING 2011

THIS NEWSLETTER IS DIRECTED TO ALL SHAREHOLDERS OF TAYLOR DEVICES. WE HOPE THAT IT WILL GENERATE INTEREST IN THE COMPANY, PLUS PROVIDE CURRENT FINANCIAL AND PROJECT INFORMATION.  COPIES OF THIS NEWSLETTER WILL ALSO BE CIRCULATED TO SHAREHOLDERS WHO HAVE SHARES IN BROKERAGE ACCOUNTS.

ITEM:       FINANCIAL RESULTS

Taylor Devices completed the third quarter of its fiscal year on February 28, 2011.  Comparative, unaudited, financial results for the third quarter and nine month periods are as follows:

THIRD QUARTER	F/Y 10-11	F/Y 09-10
SALES	$4,979,343	$4,783,353
NET INCOME	$386,100	$324,774
EARNINGS PER SHARE	124	104

NINE MONTHS	F/Y 10-11	F/Y 09-10
SALES	$13,781,168	$13,285,823
NET INCOME	$693,713	$1,147,461
EARNINGS PER SHARE	214	364

SHARES OUTSTANDING	3,225,759	3,223,903

The Company continues to perform well in 2011, and a very good backlog of orders indicates the capability of continuing this performance for the balance of the fiscal year.  Order backlog is currently at $13.6 million.  Aerospace and defense sales remain steady, but at lower levels than 2010. Commercial and construction industry sales are substantially increased from comparable 2010 level, more than offsetting the decline in aerospace and defense sales.

ITEM:                 NEW ORDER ANNOUNCEMENTS ~ SEISMIC AND WIND

Recent major earthquakes occurring worldwide have given Taylor Devices' Seismic Dampers an expanding market.  Engineers and building owners are now preparing for higher seismic capacity requirements on both bridges and buildings.  This is expected to increase the demand for Taylor Devices' products.

The following new orders for seismic and wind protection projects have been received since November 30, 2010:

#    STU Sistamas Building -- Santiago, Chili

#    Huaku V-Park Residences -- Taipei, Taiwan

#    Hsin-Lung Nan-Hai Building -- Taipei, Taiwan

#    Tongluo Exchange Building -- Taipei, Taiwan

#    WG Group Building -- Taipei, Taiwan

#    Farglory H80 Building -- Taipei, Taiwan

#    Farglory H73 Building -- Taipei, Taiwan

#    Farglory H68 Building -- Taipei, Taiwan

#    CAL Memorial Stadium -- Stockton, California

#    Mumbai Airport -- Mumbai, India

#    Yuetai FengFan Building -- Taipei, Taiwan

#    TSMC Manufacturing Plant #15, P1 and P2 -- Taipei, Taiwan

#    Royal Canadian Mounted Police Headquarters Building -- Richmond, BC Canada

#    Henley Street Bridge -- Mt. Juliet, Tennessee

#    Taichung Manufacturing Facility, P5 Building -- Taichung, Taiwan

#    Taichung Manufacturing Facility, P6 Building -- Taichung, Taiwan

#    Nordstrom Department Store West -- West Los Angeles, California

ITEM:       NEW ORDER ANNOUNCEMENTS ~ AEROSPACE AND DEFENSE

#    European Air Defense System

The Company has yet again received follow-on orders for electronically controlled suspension system elements for this missile program, presently in full scale development.

In addition, the Company has received a separate contract for a new component for this program.  The item Taylor Devices will manufacture is a pneumatic spring-damper element used to rapidly deploy the system's large radar antennas.  The initial order is fast tracked due to immediate customer needs and funds development, prototype units, qualification testing, and low rate initial production at one time.

#    U.S. Navy Elevator Isolation Systems

Navy aircraft carriers utilize multiple large elevators to lift both aircraft and munitions from maintenance and storage areas up to the aircraft flight deck.  Taylor Devices is manufacturing compressible fluid spring-damper elements to isolate the elevator platforms against various shock and vibration inputs.

#    Landing Gear for Lighter-Than-Air Vehicle

Several current development programs for the U.S. Armed Forces are evaluating airships to be used for surveillance purposes in war zones.  For this particular program, Taylor Devices will develop and manufacture the landing gear system used on a prototype airship vehicle, which will be subjected to an extensive test and evaluation program.  Lighter-Than-Air vehicles have the ability to quietly operate with large loads at various altitudes with only a small amount of fuel required for propulsion. This program anticipates that numerous Lighter-Than-Air vehicles can be used to complement existing remotely piloted aircraft to provide multiple layers of surveillance of adversary activities.

ITEM:       TAYLOR DEVICES' SEISMIC PRODUCTS RECEIVE CE STAMP APPROVAL

The Nations of the European Union have recently adapted new requirements for seismic protection products that mandate European certification before these products can be used in Europe.  Taylor Devices has previously completed several projects in Europe, but in order to receive new orders, the Company is required to obtain a new certification of conformity to harmonized European Standard EN-15129.  The Company recently has received certification to the new standard and will now be labeling seismic products exported to Europe with what is termed a CE mark.  The CE mark is essentially a manufacturer's declaration that the product complies with the requirements of standard EN-15129.  The CE mark indicates to European government officials that the product may be legally placed on the market in their respective country.  Due to lack of suitable capacity testing machines in Europe, all tests were performed at Taylor Devices.  The tests were witnessed by representatives of the European Union Countries who then wrote a formal test report for certification.

ITEM:       FACILITIES EXPANSION BEING PLANNED

Taylor Devices' sales potential for both seismic and aerospace product lines continues to increase and this has been evidenced by increasing total sales volume.  A potential expansion of the Company's North Tonawanda, NY factory is in the planning stage.  This will add additional manufacturing space and machines.  In addition, some infrastructure changes will be needed to upgrade the existing site's electrical service and improve area work flow throughout the manufacturing area.  The planning effort is being performed by an outside architecture and engineering firm, aided by the Industrial Engineering School and the Center for Industrial Effectiveness at the State University of New York at Buffalo.

                                                                        By: /s/ Douglas P. Taylor
                                                                              Douglas P. Taylor
                                                                              President